August 17, 2005

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:  Ms. Letty Lynn

Re:	American Southwest Holdings, Inc. Form SB-2 Registration Statement No. 333-127530

Ladies & Gentlemen:

Please be advised that American Southwest Holdings, Inc. (the “Registrant”) hereby amends its Form SB-2 Registration Statement, as filed with the Securities and Exchange Commission on August 15, 2005, Registration No. 333-127530, in order to include the following delaying amendment, which was inadvertently omitted from such filing:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Respectfully submitted,

AMERICAN SOUTHWEST HOLDINGS, INC.

By:	/s/ Alan Doyle

Alan Doyle President (Chief Executive Officer), Treasurer (Principal Financial Officer) and Director